Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

South China Morning Post, published on April 14, 2024

Philippines’ Hotel101, founded by Jollibee owner, eyes million-room, 100-country milestones while standardizing rooms with dynamic pricing

●	The Philippines hotel chain aims to merge with Hong Kong-based JVSPAC Acquisition Corporation this year ahead of a Nasdaq listing

●	Hotel101 is seeking to expand in 25 countries including popular tourist destinations in Europe, Southeast Asia and the Middle East by 2026

Hotel101 Global, a global mid-market segment hotel operator, is targeting 1 million rooms and a presence in more than 100 countries by 2050, using the franchise route its founder Tony Tan Caktiong employed to turn Jollibee into the biggest fast-food chain in the Philippines.

Hotel101, a unit of property developer Double Dragon, has agreed to merge with Hong Kong-based JVSPAC Acquisition Corporation, and the combined company targets a NASDAQ listing in the second half of the year, said CEO Hannah Yulo-Luccini. Nasdaq-listed special purpose acquisition company (SPAC) JVSPAC is based in Hong Kong.

The combined entity which is expected to be valued at US$2.3 billion aims to become the first Filipino company to list via SPAC on the Nasdaq.

“The listing in Nasdaq will elevate the brand in a totally different way, globally,” said Yulo-Luccini. “And as we build more hotels, the more recognised the brand will be, the bigger the ecosystem and more beneficial to all the stakeholders.”

In the near term, Hotel101 is seeking to expand in 25 countries including popular tourist destinations such as France, Italy, Switzerland, Thailand, Malaysia, Vietnam and the United Arab Emirates by 2026.

Currently, the group has three hotels located in the Philippine capital Manila, and in neighbouring Quezon City and Taguig City. Five more are expected to be built in the country, with the completion dates yet to be announced.

Hotel101 has also broken ground for a 680-room hotel in Madrid, Spain, while Hotel101 Niseko in Japan is currently under construction. A plot of land has been secured in Los Angeles, the location for the first Hotel101 in the US.

The group is pursuing three business growth models, franchising – where the group licenses the brand and business operations in exchange for a fee, condotels – which offers hotel rooms to individual investors – and traditional hotel operations.

In the Philippines, about two-thirds of Jollibee’s 1,239 stores are franchised, according to the company’s latest annual report. Overseas, 102 of its outlets are franchised, while 319 are company-owned and located in the US, Canada, Italy, UK, Hong Kong, Singapore, Spain, Vietnam, and Brunei, among others.

“Franchising would just be a faster way of elevating the brand and will be beneficial for the entire ecosystem,” Yulo-Luccini said. “But all the different avenues from direct development to joint venture to franchising have equally important merits in our expansion plan.”

The company is also offering hotel rooms to individual investors, where Hotel101 will realise an outright gain as in a developer selling a flat or a residential unit to a homebuyer. In turn, the investor will share the company’s revenue once the hotel becomes operational.

Management will remain with Hotel101 as it seeks to standardise the look, operation and services of its properties, she added.

For example, all the group’s hotels will have 21 square feet of space, with a queen-sized and a single bed to accommodate three guests and an array of amenities and appliances available in the room such as a kitchenette, microwave, refrigerator, TV, desk and a luggage rack, among others. Even the pillows, blankets and bulbs will have the same look.

The group is also pursuing a seamless check-in for all its guests where they only need Hotel101’s app to get them into their rooms. The ultimate aim, said Yulo-Luccini, is to have the similar rooms in all their hotels, whether they are located in Spain, Japan, the US or elsewhere.

“What we see in the hospitality space today, the opportunity, the gap, is really standardisation,” she said. “We believe in the value segment that standardisation works really well across many, many segments.”

“The entire budget airline industry, for example, sells only one product, the economy seat, they changed the cover, but never the seat,” Yulo-Luccini said. “So they’re essentially selling one product. But the hospitality space, especially the value segment, which pretty much is similar to the budget airline segments should operate in the same way, because standardisation brings what we believe to be unbeatable efficiency.”

Hotel rates, however, will not be standardised and will reflect a dynamic pricing depending on the seasonality and availability of rooms, she said.